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                           CORESTATES FINANCIAL CORP
                      PHILADELPHIA NATIONAL BANK BUILDING
                           BROAD & CHESTNUT STREETS
                     PHILADELPHIA, PENNSYLVANIA 19101-7618

[LOGO OF CORESTATES FINANCIAL CORP APPEARS HERE]

                                                                JANUARY 5, 1996

Dear Shareholder:

  You are cordially invited to attend a special meeting of shareholders of CoreStates Financial Corp ("CoreStates"), which will be held in the Ormandy Ballroom at The Doubletree Hotel, located at Broad and Locust Streets, Philadelphia, Pennsylvania, at 8:30 a.m., local time, on February 6, 1996.

  At the special meeting, shareholders will be asked to approve and adopt an Agreement and Plan of Merger providing for the merger of Meridian Bancorp, Inc. with and into CoreStates. This combination will create a banking services power with over $45 billion in total assets and leading geographic market positions in a core region covering the prime economic centers of eastern Pennsylvania, northern Delaware and central and southern New Jersey, as well as specialized strengths in serving key regional, national and global customer segments. Upon completion of the merger, CoreStates is expected to rank among the 25 largest bank holding companies in the United States based on total assets. Your Board of Directors believes that the merger of these two organizations, each of which has deep, historic roots in this region, represents a unique and major opportunity to bring exceptional benefits to stakeholders of both organizations.

  The proposed merger is described in the accompanying Joint Proxy Statement/Prospectus and its annexes. Please read all of these materials carefully.

  THE CORESTATES BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF CORESTATES AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD HAS, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, APPROVED THE MERGER AND RELATED TRANSACTIONS AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER AT THE SPECIAL MEETING.

  At the special meeting, you will also be asked to approve an amendment of CoreStates' articles of incorporation to increase the number of authorized shares of CoreStates' common stock from 200 million to 350 million shares (in order to have a sufficient number of shares of common stock to effect the merger and for other corporate purposes). The Board of Directors of CoreStates recommends that you also vote in favor of this proposal.

  Because of the significance of these matters to CoreStates, your participation in the special meeting, in person or by proxy, is especially important. We hope you will be able to attend the meeting. However, whether or not you anticipate attending in person, we urge you to complete, sign and return the enclosed proxy card promptly to ensure that your shares will be represented at the special meeting. If you do attend the special meeting, you will, of course, be entitled to vote in person.

  Thank you very much for your continued interest and support. I look forward to seeing you at the meeting.

                                          Sincerely,

                                          /s/ Terrence A. Larsen
                                          Terrence A. Larsen
                                          Chairman and Chief Executive Officer